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Celestica Inc.
Supplemental Information
(in millions of US dollars, except per share amounts) (unaudited)

                                              Q2 2001   Q3 2001     Q4 2001   Q1 2002    Q2 2002   Q3 2002    Q4 2002   Q1 2003
                                              -------   -------     -------   -------    -------   -------    -------   -------
Revenue                                     $ 2,660.7  $2,203.0  $  2,448.2 $ 2,151.5  $ 2,249.2 $ 1,958.9  $ 1,911.9 $ 1,587.4
GAAP
Net earnings (loss)                              15.8    (38.7)      (71.8)      39.7       40.4    (90.6)    (434.7)       3.4
Gain on repurchase of convertible debt
   (GAAP only)                                      -         -           -         -          -       4.0        4.3       5.7
Convertible debt accretion, net of tax          (3.6)     (3.9)       (4.1)     (4.2)      (4.4)     (4.6)      (4.3)     (4.0)
                                              -------   -------     -------   -------    -------   -------    -------   -------
Earnings (loss) available to shareholders
   - basic                                       12.2    (42.6)      (75.9)      35.5       36.0    (91.2)    (434.7)       5.1

Earnings (loss) per share - basic           $    0.06  $ (0.20)  $   (0.33) $    0.15  $    0.16 $  (0.40)  $  (1.90) $    0.02
                                              -------   -------     -------   -------    -------   -------    -------   -------

Earnings (loss) per share - diluted(1)      $    0.06  $ (0.20)  $   (0.33) $    0.15  $    0.15 $  (0.40)  $  (1.90) $    0.02

Weighted average number of shares (in
   millions) outstanding - basic                207.0     218.1       227.1     229.8      230.2     230.1      229.0     227.0
                         - diluted(1)           225.5     218.1       227.1     236.8      236.0     230.1      229.0     230.2

Actual number of shares (in millions)
   outstanding - basic                          216.3     219.9       229.7     230.1      230.3     229.4      228.6     222.3
                                              -------   -------     -------   -------    -------   -------    -------   -------

Adjusted net earnings

Net earnings (loss)                         $    15.8  $ (38.7)  $   (71.8) $    39.7  $    40.4 $  (90.6)  $ (434.7) $     3.4
Adjustments:
Amortization of intangible assets                28.1      32.2        35.1      22.0       21.7      29.0       23.2      12.4
Integration costs related to acquisitions         7.8      10.0         2.6       3.9       10.2       3.0        4.0         -
Other charges                                    53.2      79.6       136.5         -          -     136.4      541.4     (1.6)
Income tax effect of above                     (11.8)    (18.4)      (26.9)     (2.2)      (2.9)    (26.9)     (95.3)     (1.4)
                                              -------   -------     -------   -------    -------   -------    -------   -------
Adjusted net earnings (loss)                $    93.1  $   64.7  $     75.5 $    63.4  $    69.4 $    50.9  $    38.6 $    12.8
                                              -------   -------     -------   -------    -------   -------    -------   -------

   As a percentage of revenue                    3.5%      2.9%        3.1%      2.9%       3.1%      2.6%       2.0%      0.8%

Adjusted net earnings (loss) for EPS
   calculation                                   93.1      64.7        75.5      63.4       69.4      50.9       38.6      12.8
Convertible debt accretion, net of tax          (3.6)     (3.9)       (4.1)     (4.2)      (4.4)     (4.6)      (4.3)     (4.0)
                                              -------   -------     -------   -------    -------   -------    -------   -------
Adjusted net earnings (loss) available to
   shareholders - basic                          89.5      60.8        71.4      59.2       65.0      46.3       34.3       8.8

Adjusted net earnings (loss) per share
   - basic                                  $    0.43  $   0.28  $     0.31 $    0.26  $    0.28 $    0.20  $    0.15 $    0.04
                                              -------   -------     -------   -------    -------   -------    -------   -------
Adjusted net earnings (loss) per share
   - diluted(2)                             $    0.41  $   0.27  $     0.31 $    0.26  $    0.28 $    0.20  $    0.15 $    0.04
                                              -------   -------     -------   -------    -------   -------    -------   -------

EBITDA

Net earnings (loss)                         $    15.8  $ (38.7)  $   (71.8) $    39.7  $    40.4 $  (90.6)  $ (434.7) $    3.4
Income taxes                                      3.3     (7.9)      (14.7)       8.1        8.3    (18.6)     (89.0)      0.7
                                              -------   -------     -------   -------    -------   -------    -------   -------
EBT                                              19.1    (46.6)      (86.5)      47.8       48.7   (109.2)    (523.7)      4.1
Integration costs related to acquisitions         7.8      10.0         2.6       3.9       10.2       3.0        4.0        -
Other charges                                    53.2      79.6       136.5         -          -     136.4      541.4    (1.6)
                                              -------   -------     -------   -------    -------   -------    -------   -------
EBT                                              80.1      43.0        52.6      51.7       58.9      30.2       21.7      2.5
Interest expense (income), net                  (2.4)     (5.1)         3.2       1.7        1.4     (1.1)      (3.1)    (3.4)
                                              -------   -------     -------   -------    -------   -------    -------   -------
EBIT                                             77.7      37.9        55.8      53.4       60.3      29.1       18.6    (0.9)
Amortization of intangible assets                28.1      32.2        35.1      22.0       21.7      29.0       23.2     12.4
                                              -------   -------     -------   -------    -------   -------    -------   -------
EBIAT                                           105.8      70.1        90.9      75.4       82.0      58.1       41.8     11.5
                                                 4.0%      3.2%        3.7%      3.5%       3.6%      3.0%       2.2%     0.7%
                                              -------   -------     -------   -------    -------   -------    -------   -------
EBITDA                                      $   148.5  $  121.6  $    149.8 $   131.3  $   137.2 $   111.2  $    90.0 $   54.8
                                              -------   -------     -------   -------    -------   -------    -------   -------
                                                 5.6%      5.5%        6.1%      6.1%       6.1%      5.7%       4.7%     3.5%
                                              -------   -------     -------   -------    -------   -------    -------   -------

                                                      Q2 2003      1H 2002       1H 2003      FY 2001       FY 2002
                                                      -------      -------       -------      -------       -------
Revenue                                             $ 1,598.4    $ 4,400.7    $  3,185.7    $10,004.4     $8,271.6
GAAP
Net earnings (loss)                                    (39.6)         80.1        (36.2)       (39.8)       (445.2)
Gain on repurchase of convertible debt
   (GAAP only)                                            4.2            -           9.9            -          8.3
Convertible debt accretion, net of tax                  (3.5)        (8.6)         (7.5)       (15.0)        (17.5)
                                                   ----------    ---------    ----------    ---------     ---------
Earnings (loss) available to shareholders
   - basic                                             (38.9)         71.5        (33.8)       (54.8)       (454.4)

Earnings (loss) per share - basic                   $  (0.18)    $    0.31    $   (0.15)    $  (0.26)     $ (1.98)
                                                   ----------    ---------    ----------    ---------     ---------

Earnings (loss) per share - diluted(1)              $  (0.18)    $    0.30    $   (0.15)    $  (0.26)     $ (1.98)
                                                   ----------    ---------    ----------    ---------     ---------

Weighted average number of shares (in
   millions) outstanding - basic                        218.0        230.0         222.5        213.9        229.8
                         - diluted(1)                   218.0        236.5         222.5        213.9        229.8

Actual number of shares (in millions)
   outstanding - basic                                  213.3        230.3         213.3        229.7        228.6
                                                   ----------    ---------    ----------    ---------     ---------

Adjusted net earnings

Net earnings (loss)                                 $  (39.6)    $    80.1    $   (36.2)    $  (39.8)   $  (445.2)
Adjustments:
Amortization of intangible assets                        12.1         43.7          24.5        125.0         95.9
Integration costs related to acquisitions                   -         14.1             -         22.8         21.1
Other charges                                            21.6            -          20.0        273.1        677.8
Income tax effect of above                              (6.2)        (5.1)         (7.6)       (60.5)      (127.3)
                                                   ----------    ---------    ----------    ---------     ---------
Adjusted net earnings (loss)                        $  (12.1)        132.8           0.7        320.6        222.3
                                                   ----------    ---------    ----------    ---------     ---------

   As a percentage of revenue                           -0.8%         3.0%          0.0%         3.2%         2.7%

Adjusted net earnings (loss) for EPS
   calculation                                         (12.1)        132.8           0.7        320.6        222.3
Convertible debt accretion, net of tax                  (3.5)        (8.6)         (7.5)       (15.0)       (17.5)
                                                   ----------    ---------    ----------    ---------     ---------
Adjusted net earnings (loss) available to
   shareholders - basic                               (15.6)        124.2         (6.8)        305.6        204.8

Adjusted net earnings (loss) per share
   - basic                                         $  (0.07)    $    0.54    $   (0.03)    $    1.43      $  0.89
                                                   ----------    ---------    ----------    ---------     ---------

Adjusted net earnings (loss) per share
   - diluted(2)                                    $  (0.07)    $    0.53    $   (0.03)    $    1.38      $  0.87
                                                   ----------    ---------    ----------    ---------     ---------

EBITDA

Net earnings (loss)                                $  (39.6)    $    80.1    $   (36.2)    $  (39.8)     $ (445.2)
Income taxes                                           (8.1)         16.4         (7.5)        (2.1)        (91.2)
                                                  ----------    ---------    ----------    ---------     ---------
EBT                                                   (47.7)         96.5        (43.7)       (41.9)       (536.4)
Integration costs related to acquisitions                  -         14.1             -         22.8          21.1
Other charges                                           21.6            -          20.0        273.1         677.8
                                                  ----------    ---------    ----------    ---------     ---------
EBT                                                   (26.1)        110.6        (23.7)        254.0         162.5
Interest expense (income), net                         (1.5)          3.1         (4.8)        (7.9)         (1.1)
                                                  ----------    ---------    ----------    ---------     ---------
EBIT                                                  (27.6)        113.7        (28.5)        246.1         161.4
Amortization of intangible assets                       12.1         43.7          24.5        125.0          95.9
                                                  ----------    ---------    ----------    ---------     ---------
EBIAT                                                 (15.5)        157.4         (4.0)        371.1         257.3
                                                  ----------    ---------    ----------    ---------     ---------
                                                       -1.0%         3.6%         -0.1%         3.7%          3.1%
EBITDA                                             $    28.3    $   268.5    $     83.1    $   563.8      $  469.7
                                                  ----------    ---------    ----------    ---------     ---------
                                                        1.8%         6.1%          2.6%         5.6%          5.7%
                                                  ----------    ---------    ----------    ---------     ---------

(1)  2001-Q3, Q4 and FY; 2002-Q3, Q4 and FY; 2003 - Q2 and 1H 2003, excludes options and convertible debt as they are anti-dilutive due to the losses. 2002-Q1, Q2 and 1H 2002; 2003-Q1, excludes convertible debt as it is anti-dilutive. Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.

(2)  Adjusted net earnings per share - diluted:
          For Q3, Q4 and FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 235.7, 244.5 and 232.9, respectively.
          For Q1 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.
          For Q2, 1H 2002, Q3, Q4, FY02 and Q1 03, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0, 236.5, 234.9, 232.8, 236.2 and 230.2, respectively, and excludes convertible debt as it is anti-dilutive.
          Q2 and 1H 2003, excludes options and convertible debt as they are anti-dilutive due to the losses.
          Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.